# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ODDITY Tech Ltd., CIK 0001907085
CUSIP: M7518J104
Title of class of securities: Class A ordinary shares, par value NIS 0.001 per share
Address of issuer's principal executive offices: 8 HaHarash Street, Tel Aviv-Jaffa, Israel (L3), 6761304
Date of event which requires filing of this statement: 09/04/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002007510

## Reporting persons
- LCGP3 Pro Makeup, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,537,472; sole dispositive power 0; shared dispositive power 3,537,472; aggregate amount beneficially owned 3,537,472 (8% of the class)
- CGP3 Managers, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,537,472; sole dispositive power 0; shared dispositive power 3,537,472; aggregate amount beneficially owned 3,537,472 (8% of the class)
- Scott Arnold Dahnke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,537,472; sole dispositive power 0; shared dispositive power 3,537,472; aggregate amount beneficially owned 3,537,472 (8% of the class)
- James Michael Chu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,537,472; sole dispositive power 0; shared dispositive power 3,537,472; aggregate amount beneficially owned 3,537,472 (8% of the class)

## Item 1. Issuer
Name of issuer: ODDITY Tech Ltd.
Address of issuer's principal executive offices: 8 Haharash Street, Tel Aviv-Jaffa , 6761304 Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, collectively referred to herein as the "Reporting Persons":

(i) LCGP3 Pro Makeup, L.P. ("LCGP3")
(ii) CGP3 Managers, L.L.C. ("Manager")
(iii) Scott Arnold Dahnke
(iv) James Michael Chu
Address of principal business office or, if none, residence:
599 West Putnam Avenue
Greenwich, CT 06830
Citizenship: See responses to Item 4 on each cover page.

## Item 4. Ownership
Amount beneficially owned:
All calculations of percentage ownership herein are based on 44,281,291 Class A ordinary shares ("Class A Shares") outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on February 25, 2025.

The Issuer reported 11,547,000 Class B ordinary shares ("Class B Shares") outstanding as of December 31, 2025 in the Issuer's Annual Report on Form 20-F filed with the SEC on February 25, 2025. The reported Class A Shares represent 6.3% of the Issuer's Class A Shares and Class B Shares, taken collectively.

The reported securities are held directly by LCGP3, which is controlled by Manager as its general partner. Scott Arnold Dahnke and James Michael Chu are the controlling managing members of Manager and as such may be deemed to share voting control and investment power over the shares held directly by LCGP3.

This statement on Schedule 13G (this "Statement") is being voluntarily filed to update the Reporting Persons' reported beneficial ownership after giving effect to an open market sale of Class A Shares by the Reporting Persons on September 4, 2025. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST

Exhibit A Joint Filing Agreement, dated as of February 9, 2024, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 9, 2024.

## Signatures
- LCGP3 Pro Makeup, L.P.: /s/ James Michael Chu, James Michael Chu / General Partner of CGP3 Managers, L.L.C. (09/05/2025)
- CGP3 Managers, L.L.C.: /s/ James Michael Chu, James Michael Chu (09/05/2025)
- Scott Arnold Dahnke: /s/ Scott Arnold Dahnke, Scott Arnold Dahnke (09/05/2025)
- James Michael Chu: /s/ James Michael Chu, James Michael Chu (09/05/2025)